SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                              Engelhard Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    292845104
                                 (CUSIP Number)


                                    N. Jordan
                                    Secretary
                                     Minorco
                                Boite Postale 185
                             L-2011 Luxembourg City
                                   Luxembourg
                           Telephone: 011-352-404-1101


                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 15, 1998
             (Date of Event which Requires Filing of this Statement)

                            ========================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP No.  292845104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                          MINORCO


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)        WC, OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Luxembourg


    Number of          (7)    Sole Voting Power By Subsidiary
     Shares                   45,963,180 Common Shares
  Beneficially         (8)    Shared Voting Power
    Owned by           (9)    Sole Dispositive Power By Subsidiary
      Each                    45,963,180 Common Shares
    Reporting         (10)    Shared Dispositive Power
   Person With

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 45,963,180 Common Shares

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)      31.8%

(14)     Type of Reporting Person (See Instructions)    CO

CUSIP No.  292845104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                          TAURUS INVESTMENTS S.A.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)    WC, OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization  Luxembourg

    Number of         (7)    Sole Voting Power  45,943,494 Common Shares
     Shares
  Beneficially        (8)    Shared Voting Power
    Owned by
      Each            (9)    Sole Dispositive Power  45,943,494 Common Shares
    Reporting
   Person With       (10)    Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 45,963,180 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)  31.8%

(14)     Type of Reporting Person (See Instructions)   CO

Item 1.        Security and Issuer.

               This Amendment No. 8 to the Schedule 13D, dated June 8, 1981, of Minerals and Resources Corporation (as amended by Amendments Nos.1 through 7, the "Schedule 13D"), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to shares of Common Stock, $1.00 par value, of Engelhard Corporation, whose address is 100 Wood Avenue, Iselin, New Jersey 08830 ("EC").

Item 2.        Identity and Background.

               Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

               "This statement is being filed on behalf of Minorco, a company incorporated under the laws of Luxembourg ("Minorco") and Taurus Investments S.A. ("Taurus"), a company organized under the laws of Luxembourg, which is a subsidiary of Minorco, with respect to the Common Stock, $1.00 par value, of EC that is beneficially owned by Minorco and Taurus. Minorco's and Taurus' principal office address is Boite Postale 185, L-2011 Luxembourg City, Luxembourg.

               Prior to a reorganization which became effective on November 27, 1987, Minerals and Resources Corporation Limited, a company organized under the laws of Bermuda ("Minorco Bermuda"), was the filing person in respect of the Common Stock, $1.00 par value, of EC, which is the subject of this statement. Minorco was a subsidiary of Minorco Bermuda, and the corporation owning such shares of record was in turn a wholly owned indirect subsidiary of Minorco. By virtue of the reorganization, the former shareholders of Minorco Bermuda became the shareholders of Minorco, Minorco Bermuda became a wholly owned subsidiary of Minorco with nominal capitalization, and Minorco became the beneficial owner of the common stock of EC, in respect of which this statement is filed. As a result of the reorganization, Minorco Bermuda no longer has any beneficial interest in the common stock of EC. On July 22, 1988, Minorco Bermuda was liquidated.

               Minorco is an international natural resources company principally involved in mining and the processing of gold, base metals, industrial materials, pulp, paper, packaging and in agribusiness.

               The capital stock of Minorco is owned in part as follows: approximately 45.6%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American"), which is a publicly held mining and finance company, and approximately 22.5%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.4% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9.5% of Centenary. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse, CH 6000, Lucerne, Switzerland. The address of the principal business and principal office of De Beers is 36 Stockdale Street, Kimberley 8301, South Africa.

                Mr. Nicholas F. Oppenheimer, deputy chairman and a director of AAC, chairman of Centenary and De Beers and a director of Minorco, and Mr. Henry
R. Slack, president and a director of Minorco, and a director of EC and AAC, have indirect partial interests in approximately 8% of the outstanding shares of AAC, and approximately 7% of the outstanding shares of Minorco.

               Also, Messrs. Basil T.A. Hone and Reuben F. Richards beneficially own, respectively, 3,350 and 1,000 Minorco Ordinary Shares, and Mr. Hone beneficially owns 1,000 Anglo American Ordinary Shares, each constituting less than 1% of the outstanding shares of the respective issuers.

               The names of the directors and executive officers of Minorco, Taurus, AAC, De Beers and Centenary are set forth in Annex A.

               The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Minorco, Taurus, AAC, De Beers and Centenary are set forth in Annex A.

               During the last five years, neither (1) any of Minorco, Taurus, AAC, De Beers or Centenary nor (2) to the best of Minorco's and Taurus' knowledge, any of the directors or executive officers of Minorco, Taurus, AAC, De Beers or Centenary has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, neither (1) any of Minorco, Taurus, AAC, De Beers or Centenary nor (2) to the best of Minorco's and Taurus' knowledge, any of the directors or executive officers of Minorco, Taurus, AAC, De Beers or Centenary was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws."

               Item 2 is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 8.

Item 3.        Source and Amount of Funds or Other Consideration.

               Pursuant to Rule 13d-2(e) of the Act, the following is a restatement of the Schedule 13D. Item 3 is not being amended pursuant to this Amendment No. 8.

               "The shares of common stock of EC that are the subject of this
Schedule 13D were acquired by Minorco pursuant to a proposal approved by the stockholders of Engelhard Minerals & Chemicals Corporation, a Delaware corporation ("Engelhard"), on May 20, 1981, to cause, among other things, the outstanding common stock of EC, then a wholly owned subsidiary of Engelhard, to be distributed to Engelhard stockholders on the basis of .40 of a share of EC common stock for each share of the Engelhard common stock held on the record date for such distribution.

               The aggregate amount of the purchase price paid for the shares of the common stock of EC that are the subject of this Amendment No. 2 was $14,813,535 (including commission). The source of such amount was the working capital of Minorco.

               The aggregate amount of the purchase price paid for the shares of common stock of EC that are subject to this Amendment No. 4 and that were purchased within the last 60 days was $765,610. The source of such amount was the working capital of Minorco Bermuda."

Item 4.        Purpose of Transaction.

               Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

               "The boards of directors of AAC and Minorco have announced that they have agreed in principle to combine their businesses. It is a condition of the proposed transaction that Minorco divest itself of all of the shares of common stock of EC prior to the completion of the transaction, which is currently expected to take place by the end of the first quarter of 1999. Minorco intends to effect a disposition to comply with this condition. Minorco will determine the method of this disposal based on market and other conditions."

Item 5.        Interest in Securities of the Issuer.

               Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

               "(a) Except as referred to in Item 2 hereof and as set forth below, neither Minorco, Taurus, AAC, De Beers or Centenary nor, to the best of Minorco's and Taurus' knowledge, any of the executive officers or directors of Minorco, Taurus, AAC, De Beers or Centenary, owns beneficially, or has any right to acquire, directly or indirectly, any shares of the common stock of EC:

          Name of Person                      No. of Shares
          --------------                      -------------
          Henry R. Slack                        2,530(1)*
          Anthony W. Lea                          750(2)*
          C.A. Crocker                          1,125*

-------------
*  Indicates less than 1% of the outstanding shares.

(1) Excludes 9,843 shares of common stock of EC ceded to Minorco.

(2) Excludes 9,843 shares of common stock of EC awarded under EC's stock bonus plan for non-employee directors ceded to Minorco, of which 4,556 are unvested.
 .

               As of the date hereof, Taurus beneficially owns 45,963,180 shares of common stock of EC, which includes the 19,686 shares of common stock of EC that Messrs. Slack and Lea have the right to acquire that have been ceded to Minorco, and, represent 31.8% of the total number of outstanding shares of that class, based upon the number of outstanding shares of common stock as of July 31, 1998 as reported in the Form 10-Q of EC for the quarterly period ended June 30, 1998.

               (b) All of the shares of EC owned Minorco are held through Taurus, or have been ceded to Minorco, Minorco has sole voting and dispositive power with respect to the shares of EC. Messrs. Slack and Lea each have sole voting and dispositive power with respect to the 2,530 and 750 shares held by them respectively.

               (c) There has been no transaction effected in any of the shares of EC during the last 60 days by Minorco, Taurus, AAC, De Beers or Centenary or, to the best knowledge of Minorco and Taurus, by the executive officers or directors of any of the above.

               (d)  Not applicable.

               (e)  Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Pursuant to Rule 13d-2(e) of the Act, the following is a restatement of the Schedule 13D. Item 6 is not being amended pursuant to this filing.

               "None"

Item 7.        Material to Be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

               Exhibit B       Exhibit Concerning Joint Filing of Schedule 13D

               Pursuant to Rule 13d-2(e) of the Act, the following is a restatement of the Schedule 13D. Except as provided above, Item 7 is not being amended pursuant to this filing.

               "Exhibit A       Press Release issued by Minorco dated
                                December 8, 1989"

                                    SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    MINORCO


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary


                                    TAURUS INVESTMENTS S.A.


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary


Date:  October 15, 1998

                                     Annex A


I. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

Name:                             J. Ogilvie Thompson (Director and Chairman)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Chairman of Minorco, Deputy Chairman of De Beers &
                                  Centenary, Executive Director & Chairman of AAC, Director
                                  of Anglo American Gold Investment Company Limited
                                  ("Amgold") (gold investment company)

Name:                             J. R. de Aragao Bozano (Director)
Citizenship:                      Brazilian
Business Address:                 Banco Bozano Simonsen S. A., 138
                                  Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:             Chairman of the Board, Banco Bozano Simonsen de
                                  Investimento S. A. (Merchant bank) and Chairman of the
                                  Board, Cia. Bozano Simonsen Comercio e Industria S. A.
                                  (Commercial Bank)

Name:                             A.R. Attwood (Treasurer)
Citizenship:                      British
Business Address:                 9 rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg
Principal Occupation:             Treasurer, Minorco

Name:                             O. A. Bavinton (Senior Vice President, Exploration)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  ECIN 2PQ
Principal Occupation:             Senior Vice President, Exploration, Minorco


Name:                             Edward G. Beimfohr (Director)
Citizenship:                      United States of America
Business Address:                 320 Park Avenue
                                  New York, New York 10022-6815
Principal Occupation:             Partner, Lane & Mittendorf (Law Firm)

Name:                             P. C. D. Burnell (Executive Director)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Executive Director, Minorco

Name:                             T.H. Claiborne (Vice President)
Citizenship:                      United States
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Vice President, Minorco

Name:                             C.B. Corrin (Senior Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Senior Vice President, Minorco

Name:                             C. A. Crocker (Director)
Citizenship:                      United States of America
Business Address:                 Georgetown University
                                  School of Foreign Service
                                  Intercultural Centre, Room 813
                                  Washington D.C. 20057
Principal Occupation:             Research Professor of Diplomacy

Name:                             Viscount Etienne Davignon (Director)
Citizenship:                      Belgian
Business Address:                 30 Rue Royale, B-1000
                                  Brussels, Belgium
Principal Occupation:             Chairman, Societe Generale de Belgique (Bank)

Name:                             J.M.N. Evans (Executive Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Executive Vice President - Technical, Minorco

Name:                             K.R. Farrell (Controller)
Citizenship:                      British
Business Address:                 9 rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg
Principal Occupation:             Controller, Minorco

Name:                             David E. Fisher (Executive Director)
Citizenship:                      British
Business Address:                 Boite Postale 185
                                  L-2011 Luxembourg City, Luxembourg
Principal Occupation:             Finance Director, Minorco; Director, Terra Industries Inc.

Name:                             M.J. Gordon (Executive Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Executive Vice President - Head of Strategic Planning and
                                  Special Projects, Minorco

Name:                             F. K. J. Jackson (Senior Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Senior Vice President, Minorco

Name:                             N. Jordan (Secretary)
Citizenship:                      British
Business Address:                 9 rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg
Principal Occupation:             Secretary, Minorco

Name:                             B.L. Keisler (Senior Vice President)
Citizenship:                      United States
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Senior Vice President, General Counsel and Head of Legal
                                  Services, Minorco

Name:                             M. W. King (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg,  2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Deputy Chairman,  Director and
                                  Finance Division Head, AAC

Name:                             Anthony W. Lea (Executive Director)
Citizenship:                      South African
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Executive Director, Minorco;
                                  Director, AAC;
                                  Director, Terra Industries Inc.;
                                  Director, Engelhard Corporation

Name:                             William R. Loomis, Jr. (Director)
Citizenship:                      United States of America
Business Address:                 30 Rockefeller Plaza, 62nd Floor
                                  New York, NY  10020
Principal Occupation:             Managing Director, Lazard Freres & Co. LLC;
                                  Director and Chairman of the Board, Terra Industries Inc.;
                                  Director, Engelhard Corporation

Name:                             J. E. Oppenheimer (Director)
Citizenship:                      German & Brazilian
Business Address:                 Av Pedro de Valdivia 295
                                  Santiago, Chile
Principal Occupation:             President, Minorco Argentina and Director of Empresa
                                  Minera de Mantos Blancos S.A. (Producer of copper &
                                  silver)

Name:                             N. F. Oppenheimer (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director and Chairman, De Beers, Centenary, Deputy
                                  Chairman and Director, AAC, Chairman, Amgold

Name:                             C. E. Ritchie (Director)
Citizenship:                      Canadian
Business Address:                 44 King Street West
                                  Toronto, Ontario  M5H 1E2
Principal Occupation:             Former Chairman & CEO, Bank of Nova Scotia
                                  (Commercial bank)

Name:                             R.S. Robertson (Senior Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Senior Vice President and Managing Director
                                  Industrial Minerals Division, Minorco

Name:                             H-J. Schreiber (Director)
Citizenship:                      German
Business Address:                 Bestor Investers Ltd.
                                  10, Collyer Quay
                                  11-01, Ocean Bldg.
                                  Singapore 0104
Principal Occupation:             Chairman, Bestor Investers Pte. Ltd. (Consulting firm)

Name:                             Henry R. Slack (President and Chief Executive)
Citizenship:                      United States of America
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             President and Chief Executive, Minorco;
                                  Director, Terra Industries Inc.;
                                  Director, Engelhard Corporation

Name:                             O.R. Smith (Director)
Citizenship:                      United States of America
Business Address:                 101 Wood Avenue
                                  Iselin, New Jersey 08830-0770
Principal Occupation:             Chairman and Chief Executive Officer, Engelhard
                                  Corporation

Name:                             H.F. Torkington (Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Vice President & Deputy Head of Corporate Finance,
                                  Minorco

Name:                             A. J. Trahar (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Executive Director, AAC;
                                  Director and Deputy Chairman, Anglo American Industrial
                                    Corporation ("Amic");
                                  Executive Chairman, Mondi Limited (Paper manufacturer)

Name:                             D.A. Turner (Senior Vice President)
Citizenship:                      British
Business Address:                 9, rue Sainte Zithe
                                  L-2763 Luxembourg
Principal Occupation:             Senior Vice President - Finance, Minorco

Name:                             N.K. Von Schirnding (Vice President, Investor & Corporate
                                  Affairs)
Citizenship:                      South African
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Vice President, Investor & Corporate Affairs, Minorco

Name:                             T.C.A. Wadeson (Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Executive Director & Group Technical Director, AAC

Name:                             P.G. Whitcutt (Senior Vice President)
Citizenship:                      South African
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Senior Vice President & Head of Corporate Finance, Minorco

Name:                             P.S. Wilmot-Sitwell (Director)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England  EC1N 2PQ
Principal Occupation:             Chairman, Mercury World Mining Trust

Name:                             J.B. Winter (Director)
Citizenship:                      United States of America
Business Address:                 10 Winding Lane
                                  Orinda, CA  94563
Principal Occupation:             Retired - formerly Chief Executive Officer of Magma Copper
                                  & BHP Copper

Name:                             G. S. Young (Executive Director)
Citizenship:                      South African
Business Address:                 Praca de Republica, 497-8 andar,
                                  01045 - San Paulo - SP, Brazil
Principal Occupation:             Executive Director, Minorco


II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus.

The following list sets forth the names of certain Directors and Officers of Taurus and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                 (Director)                               SECTION I
A.W. LEA                    (Director)                               SECTION I
N. JORDAN                   (Director)                               SECTION I
D.A. TURNER                 (Director)                               SECTION I


III. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P.C.D. BURNELL              (Director)                               SECTION I
M.W. KING                   (Executive Director)                     SECTION I
A.W. LEA                    (Director)                               SECTION I
N.F. OPPENHEIMER            (Deputy Chairman and Director)           SECTION I
R. S. ROBERTSON             (Alternate Director)                     SECTION I
H. R. SLACK                 (Director)                               SECTION I
J. OGILVIE THOMPSON         (Chairman and Executive Director)        SECTION I
A.J. TRAHAR                 (Director)                               SECTION I
T. C. A. WADESON            (Group Technical Director)               SECTION I
G. S. YOUNG                 (Executive Director)                     SECTION I

Name:                             P.R.N. Arthur (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and General Counsel, AAC

Name:                             P.A. Armstrong (Secretary)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Secretary, AAC

Name:                             P. M. Baum (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director, AAC;
                                  Chief Executive, Anglo American Corporation Services
                                    Limited (Services Company)

Name:                             L. Boyd (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Deputy Chairman, AAC;
                                  Director and Chairman, Amic

Name:                             W.F. Bragg (Alternate Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Finance Manager, Corporate &
                                  International Finance Department, AAC

Name:                             H. M. Brown (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Consulting Engineer, AAC

                                  Page 17 of 28

Name:                             C.J. Buys
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Senior Economic Consultant, AAC

Name:                             A. H. Calver (Executive Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Group Deputy Technical Director, Engineering, AAC

Name:                             Dr. J. W. Campbell (Executive Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director, AAC;
                                  Managing Director, De Beers Industrial Diamond Division
                                    (Pty) Limited (Diamond trading company);
                                  Director and Chairman, Anglo American Coal Corporation
                                    Limited ("Amcoal");
                                  Director, De Beers & Centenary

Name:                             R.V. Danchin (Executive Director)
Citizenship:                      Australian
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director, Group Deputy Technical Director,
                                  Geology and Chairman, New Mining Business Division,
                                  AAC

Name:                             B.E. Davison (Director)
Citizenship:                      South African
Business Address:                 28 Harrison Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director, AAC;
                                  Managing Director, Anglo American Platinum Corporation
                                  Limited (Platinum investment company)

Name:                             A.D. Deuchar (Executive Director)
Citizenship:                      Australian
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Group Deputy Technical Director
                                  Metallurgy, AAC

Name:                             J. F. Drysdale (Alternate Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director, AAC

Name:                             C.T. Elphick (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director, AAC;
                                  Director, E. Oppenheimer & Son (Pty) Ltd (Investment
                                  holding company)

Name:                             D.M.L. Farrv (Assistant Secretary)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Assistant Secretary, AAC

Name:                             D.G.K. Fish (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Finance Director, New Mining
                                  Business Division, AAC

Name:                             R.M. Godsell (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Chief Executive, Anglogold

Name:                             M.J. Henrey (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director & Director, E. Oppenheimer and Son (Pty)
                                  Limited (Investment holding firm)

Name:                             G.M. Holford (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director & Finance Manager, Financial
                                  Management and Consulting Services, AAC

Name:                             J.A. Holmes (Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director, AAC

Name:                             K.M. Hosking (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director, AAC;
                                  Managing Director, Anglo American Farms Limited
                                  (Farming company)

Name:                             J.C.L. Keswick (Director)
Citizenship:                      United Kingdom
Business Address:                 41 Tower Hill
                                  London EC3N 4HA, England
Principal Occupation:             Director, AAC;
                                  Chairman, Hambros Bank Limited;
                                  Director, De Beers and Centenary

Name:                             M.G. Khumalo (Director)
Citizenship:                      South African
Business Address:                 Consolidated Building, Fox Street
                                  Johannesburg 2001, South Africa
Principal Occupation:             Director, AAC

Name:                             G.G.L. Leissner (Alternate Director)
Citizenship:                      South African
Business Address:                 First Floor, 11 Diagonal Street
                                  Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director, AAC;
                                  Managing Director, Anglo American Property Services
                                    (Proprietary) Limited (Property development and
                                    administration company);
                                  Director and Chairman, Anglo American Properties Limited
                                 (Property investment company)

Name:                             R.H. Lloyd (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Manager Human Resources, AAC

Name:                             N. Mayer (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Group Deputy Technical Director,
                                  Projects, AAC

Name:                             R.G. Mills (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Group Deputy Technical Director -
                                  Mining, AAC

Name:                             K.K. Mpinga (Alternate Director)
Citizenship:                      Democratic Republic of Congo
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Manager, New Business -
                                  New Mining Business Division, AAC

Name:                             W.A. Nairn (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director, AAC

Name:                             G.R. Pardoe (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director responsible for financial control, AAC;
                                  Director, Anglo American Platinum Corporation Limited
                                    ("Amplats");
                                  Director, The Southern Life Association Limited (life
                                  insurance)

Name:                             G.M. Ralfe (Director)
Citizenship:                      South African
Business Address:                 17 Charterhouse Street
                                  London EC1N 6RA England
Principal Occupation:             Managing Director, De Beers and Centenary.

Name:                             M.C. Ramaphosa (Director)
Citizenship:                      South African
Business Address:                 Fulham House, Hampton Park, 20 Georgian Crescent,
                                  Bryanston 2194, Republic of South Africa.
Principal Occupation:             Director, AAC;
                                  Director & Deputy Executive Chairman, New Africa
                                    Investments Limited (finance company);
                                  Director & Chairman, Johnnies Industrial Corporation
                                  Limited (investment company)

Name:                             A.E. Redman (Alternate Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director, AAC;
                                  Director & Managing Director, Amcoal

Name:                             C.J. Saunders (Director)
Citizenship:                      South African
Business Address:                 The Tongaat-Hulett Group Ltd., Main Avenue,
                                  Maidstone, 4380, Republic of South Africa
Principal Occupation:             Executive Chairman, The Tongaat-Hulett Group Limited
                                  (Industrial processing company);
                                  Director, Amic

Name:                             M.W. Spicer (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Public Affairs Consultant, AAC

Name:                             B.A. St. John
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Finance Manager, Corporate and
                                  International Finance Department, AAC

Name:                             C.L. Sunter (Executive Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Chairman, Corporate Affairs, AAC;
                                  Director, Amgold

Name:                             P.M. Weinmann (Group Accountant)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Group Accountant, AAC

Name:                             R.M. Whyte
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Consulting Engineer, AAC

Name:                             R.S. Wicks
Citizenship:                      British
Business Address:                 44, Main Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Senior Marketing Director;
                                  Marketing Director, Coal Division, AAC

Name:                             K.H. Williams (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director, AAC and Executive Director, Amgold

Name:                             C.W.P. Yates (Alternate Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Finance Manager, Corporate and
                                  International Finance Department, AAC

IV. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N.F. OPPPENHEIMER            (Director and Chairman)              SECTION I
J. OGILVIE THOMPSON          (Director and Deputy Chairman)       SECTION I
J.W. CAMPBELL                (Director)                           SECTION III
J.C.L. KESWICK               (Director)                           SECTION III
G.M. RALFE                   (Director)                           SECTION III


Name:                        B. Ainsley (Director)
Citizenship:                 British
Business Address:            55 Marshall Street, Johannesburg 2001
                             Republic of South Africa
Principal Occupation:        Director & Manager - Operations, De Beers

Name:                             G.F.H. Burne (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London, England  EC 1N 6RA
Principal Occupation:             Director, DeBeers Canada Corporation, Vancouver

Name:                             T.W.H. Capon (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London EC1N 6RA, England
Principal Occupation:             Member of the Executive Committee, The Central Selling
                                  Organisation

Name:                             R.M. Crawford (Director)
Citizenship:                      South African
Business Address:                 44 Main Street
                                  Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director, De Beers

Name:                             R. Edwards (Director)
Citizenship:                      British
Business Address:                 55 Marshall Street, Johannesburg 2001
                                  Republic of South Africa
Principal Occupation:             Director & Manager - Geology, De Beers

Name:                             L.A. Lincoln (Director)
Citizenship:                      South African
Business Address:                 Langensandstrasse 27
                                  CH 6000 Lucerne 14
                                  Switzerland
Principal Occupation:             Director, De Beers and Centenary

Name:                             G.P.K. Kell (Director)
Citizenship:                      South African
Business Address:                 De Beers House, Cnr Amethyst St & Crownwood Rd,
                                  Theta, Johannesburg 2013, Republic of South Africa
Principal Occupation:             Finance Director, De Beers;
                                  Director, Centenary

Name:                             B. Marole (Director)
Citizenship:                      Motswana
Business Address:                 Private Bag 0018, Gaborone
                                  Botswana
Principal Occupation:             Permanent Secretary, Ministry of Mineral Resources and
                                  Water Affairs, Botswana


Name:                             O.K. Matambo (Director)
Citizenship:                      Motswana
Business Address:                 Private Bag 008, Gaborone
                                  Botswana
Principal Occupation:             Permanent Secretary, Ministry of Finance and Development
                                  Planning, Botswana

Name:                             A.E. Oppenheimer (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London EC1N 6RA
Principal Occupation:             President, The Central Selling Organisation

Name:                             J.P. Pudney (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London, England  EC1N 6RA
Principal Occupation:             Member of Executive Committee, The Central Selling
                                  Organisation

Name:                             G.W.H. Relly (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg 2001
Principal Occupation:             Director, De Beers

Name:                             N.P. Wisden (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street, London, England EC1N 6RA
Principal Occupation:             Member of the Executive Committee, The Central Selling
                                  Organisation


V. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

N.F. OPPENHEIMER              (Director and Chairman)              SECTION I
J. OGILVIE THOMPSON           (Director and Deputy Chairman)       SECTION I
B. AINSLEY                    (Director)                           SECTION IV
G.F.H. BURNE                  (Director)                           SECTION IV
J.W. CAMPBELL                 (Director)                           SECTION III

T.W.H. CAPON                   (Director)                          SECTION IV
R.M. CRAWFORD                  (Director)                          SECTION IV
R. EDWARDS                     (Director)                          SECTION IV
G.P.K. KELL                    (Director)                          SECTION IV
J.C.L. KESWICK                 (Director)                          SECTION III
L.A. LINCOLN                   (Director)                          SECTION IV
B. MAROLE                      (Director)                          SECTION IV
O.K. MATAMBO                   (Director)                          SECTION IV
A.E. OPPENHEIMER               (Director)                          SECTION IV
J.P. PUDNEY                    (Director)                          SECTION IV
G.M. RALFE                     (Director)                          SECTION III
G.W.H. RELLY                   (Director)                          SECTION IV
N.P. WISDEN                    (Director)                          SECTION IV

EXHIBIT B

                        AGREEMENT CONCERNING JOINT FILING
                                 OF SCHEDULE 13D


The undersigned agree as follows:

        (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

        (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which, taken together, shall constitute one and the same instrument.


Dated:  October 15, 1998
                                     TAURUS INVESTMENTS S.A.


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary

                                     MINORCO


                                    By:  /s/ N. Jordan
                                         ---------------------------------
                                         Name:  N. Jordan
                                         Title: Secretary